Exhibit 12
WYNDHAM WORLDWIDE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Six Months Ended June 30,
	2011	2010(b)
Earnings available to cover fixed charges:
Income before income taxes	$312	$223
Less: Income from equity investees	1	1

	311	222
Plus: Fixed charges	146	155
Amortization of capitalized interest	3	5
Less: Capitalized interest	6	3

Earnings available to cover fixed charges	$454	$379

Fixed charges (a):
Interest	$127	$139
Capitalized interest	6	3
Interest portion of rental expense	13	13

Total fixed charges	$146	$155

Ratio of earnings to fixed charges	3.11x	2.45x

(a)	Consists of interest expense on all indebtedness (including costs related to the early extinguishment of debt and the amortization of deferred financing costs), capitalized interest and the portion of operating lease rental expense that is representative of the interest factor.

(b)	Ratio computation has been amended to (i) exclude income from equity investees from the determination of earnings available to cover fixed charges and (ii) include capitalized interest within total fixed charges. Ratio was previously reported as 2.49x.
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